

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 16, 2012

<u>Via E-mail</u>
Anton Aleksandrov
President
4G Enterprises, Inc.
800 Town and Country Blvd., Suite 300
Houston, Texas 77024

> **Re: 4G Enterprises, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed November 2, 2012**
> **File No. 333-183620**

Dear Mr. Aleksandrov:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Dilution, page 15</u>

1. Please revise the applicable calculated amounts disclosed to assume net proceeds from the offering of $63,991 rather than $75,000.

<u>Index to Financial Statements, page 40</u>

2. In light of the revisions made to your financial statements in connection with addressing comments 6 and 7 in our comment letter dated October 19, 2012, please revise your financial statements to label each applicable restated period as restated.   Also revise your footnotes to provide a narrative description of the nature of each of the errors that were corrected in the restated financial statements. For each financial statement line item affected by the restatements, please reconcile in table format between the previously reported and restated amounts. Finally, please have your auditors revise the audit report

to refer to the restatement and the related footnote disclosure. Refer to ASC 250-10-50-7 and Codification of Auditing Standards Section 420.12.

Report of Independent Registered Accounting Firm, page F-1

3. Please have your auditors revise the audit report to remove the last sentence of the first paragraph which states that the financial statements for the period ending September 30, 2012 have been reviewed. If you and your auditors elect to include a review report in Amendment No. 3, please have your auditors ensure that it complies with Codification of Auditing Standards Section 722.37.

Notes to Financial Statements, page F-6

4. Interim financial statements must include all adjustments that, in the opinion of management, are necessary in order to make the financial statements not misleading. Please disclose an affirmative statement that the financial statements have been so adjusted in the notes to the financial statements. Refer to Instruction 2 of Rule 8-03 of Regulation S-X.

Exhibit 23.1

5. The consent refers to an incorrect audit report date. Please file an updated consent with Amendment No. 3 that refers to the correct audit report date. In addition, the consent refers to a report on the interim period ending September 30, 2012 and inception to September 30, 2012; however, no such report is included in Amendment No. 2. The updated consent filed with Amendment No. 3 should also remove reference to this review report or refer to the review report included in Amendment No. 3.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849, if you have questions regarding comments on the financial statements and related matters. Please contact Angie Kim, Staff Attorney, at (202) 551-3535, or Lilyanna Peyser, Staff Attorney, at (202) 551-3222, or me, at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director

cc: David M. Loev
       The Loev Law Firm, PC